SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                  ------


                                SCHEDULE 13D
                               (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
                    FILED PURSUANT TO RULE 13d-1(a) AND
             AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. 1)1/
                                     -

                        LaSalle Re Holdings Limited
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                              (Name of Issuer)

                  Common Shares, par value $1.00 per share
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                       (Title of Class of Securities)

                                 037389103
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                               (CUSIP Number)

                              Kevann M. Cooke
                            Corporate Secretary
                              Aon Corporation
                             123 N. Wacker Drive
                           Chicago, Illinois 60606
                               (312) 701-3000
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             December 11, 1998
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          (Date of Event which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. o.

                       (Continued on following pages)

                            (Page 1 of 4 Pages)

-------------------
1/       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

-------------------------                          ----------------------------
CUSIP No. 037389103                 13D               Page 2 of 4 Pages
-------------------------                          ----------------------------

-------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Aon Corporation
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                     (b)  [ ]
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*
         OO
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                    [ ]
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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                               7      SOLE VOTING POWER    1,200,674

                          -----------------------------------------------------
        NUMBER OF              8      SHARED VOTING POWER      -0-
          SHARES
       BENEFICIALLY       -----------------------------------------------------
      OWNED BY EACH            9      SOLE DISPOSITIVE POWER  1,200,674
        REPORTING
       PERSON WITH        -----------------------------------------------------
                               10     SHARED DISPOSITIVE POWER   -0-

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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,200,674
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                              [ ]
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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11        7.7%

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    14       TYPE OF REPORTING PERSON*
             HC
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                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ---------------------------
CUSIP No.  037389103                    13D             Page 3 of 4 Pages
------------------------------                      ---------------------------



         This Amendment No. 1 (this "Amendment") amends and supplements the
Schedule 13D, filed on March 9, 1999 by Aon Corporation, by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Securities and Exchange Commission.

Item 2.     Identity and Background.

         Item 2 is hereby amended by deleting the second full paragraph of
Item 2 and replacing it with the following paragraph:

         The Common Shares to which this Statement relates are directly owned by the following three operating subsidiaries of Aon: Combined Insurance Company of America, an Illinois corporation ("CICA"), Virginia Surety Company, Inc., an Illinois corporation ("VSC"), and Aon Risk Consultants (Bermuda) Ltd., a Bermuda company ("ARC"). As of September 21, 1999, CICA directly owned 322,715 Common Shares, VSC directly owned 322,715 Common Shares, and ARC directly owned 555,244 Common Shares.

Item 4.     Purpose of Transaction.

         Item 4 is hereby amended by adding the following paragraph after the third full paragraph of Item 4:

         On December 9, 1998, CICA and VSC each sold 2,250 Common Shares pursuant to Rule 144 under the Securities Act of 1933. On December 11, 1998, ARC exercised 359,000 of its Options, on a cashless basis, and concurrently exchanged the resulting Exchangeable Shares for 257,845 Common Shares. On January 15, 1999, CICA sold 4,600 Common Shares. Subsequently, VSC transferred 2,300 Common Shares to CICA. These transactions have resulted in CICA, VSC and ARC directly owning 1,200,674 Common Shares.

Item 5.     Interest in Securities of the Issuer.

         Item 5 is hereby amended by deleting Item 5 in its entirety and replacing it with the following:

               (a) 1,200,674 Common Shares of the Issuer (7.7%) are beneficially owned by Aon.

               (b) Aon has sole voting and dispositive power with respect to all Common Shares of the Issuer identified in Item 5(a).

               (c)  None.

               (d)  Not applicable.

               (e)  Not applicable.

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CUSIP No.  037389103                     13D            Page 4 of 4 Pages
----------------------------------                  ---------------------------


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    December 14, 1999          AON CORPORATION


                                     By: /s/ Kevann M. Cooke
                                        --------------------------------------
                                         Kevann M. Cooke
                                         Vice President - Corporate Secretary